Exhibit 99.1

Paysafe Limited
Notice of 2022 Annual General

Meeting and Proxy Statement

Paysafe Limited

25 Canada Square
27th Floor
London, United Kingdom E14 5LQ

Notice of 2022 Annual General Meeting of Shareholders
of Paysafe Limited to be held on May 25, 2022

TO OUR SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that the 2022 Annual General Meeting of Shareholders of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) will be held over video conference link (as permitted by bye-law 53 of our further amended and restated bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 11:30 a.m. (ET) on Wednesday, May 25, 2022. Eligible shareholders can attend the Annual General Meeting by entering the control number found on their Notice of Online Availability of Proxy Materials (“Proxy Materials Notice”), proxy card or voting instructions. Please note you must register to attend the meeting online and/or participate no later than 5.00 p.m. (ET) on Tuesday May 24, 2022 at www.proxydocs.com/PSFE. The 2022 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2022 AGM”) will be held for the below purposes. At the 2022 AGM, eligible shareholders will be asked to consider and if thought fit, to approve:

1.
To approve the re-election of Mr. Bruce Lowthers as a Class I director in accordance with our Bye-laws;
2.
To approve the re-election of Mr. James Murren as a Class I director in accordance with our Bye-laws;
3.
To approve the re-election of Mr. Jonathan Murphy as a Class I director in accordance with our Bye-laws;
4.
To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2022 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2022; and

To transact such other business as may properly be brought before the 2022 AGM (including any postponement or adjournment(s) thereof).

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2021 will be laid before members at the 2022 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended) (the “Act”).

The Board of Directors of the Company (“Board”) has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2022 AGM as being close of business (ET) on April 4, 2022 (“Record Date”). Only shareholders of record, whose details appear on our register of members on the Record Date are entitled to receive notice of and to vote at the 2022 AGM (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2022 AGM, in order to ensure that your shares will be voted in accordance with your wishes and that 2022 AGM is quorate, please promptly complete and submit your proxy card. You can submit your proxy card to vote your shares via electronically over the internet, or by telephone, as provided in the instructions set forth on the proxy card. Following submission of your signed proxy card, you may revoke it at any time before the 2022 AGM by: (i) delivering to the Secretary of the Company at Paysafe Limited, Century House, 25 Canada Square 27th Floor London, United Kingdom E14 5LQ, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) attending and voting in person at the 2022 AGM.

Important Notice Regarding the Availability of Proxy Materials for the 2022 AGM to be held on May 25, 2022. The Company’s proxy materials for the 2022 AGM, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2021 Annual Report to Shareholders, are available for view and to download at www.proxydocs.com/PSFE.

By Order of the Board of Directors,

Elliott Wiseman, Secretary

London, UK
April 14, 2022

Proxy statement 2022 Annual General Meeting of
Shareholders of Paysafe Limited to be held May 25, 2022

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors (“Board”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2022 Annual General Meeting of Shareholders (“2022 AGM”) to be held over video conference link (as permitted by bye-law 53 of our further amended and restated bye-laws (“Bye-laws”))at www.proxydocs.com/PSFE 11:30 a.m. (ET) on Wednesday, May 25, 2022, including any postponement or adjournment(s) thereof. Please note you must register to attend the meeting online and/or participate no later than 5:00pm (ET) on Tuesday May 24, 2022 at www.proxydocs.com/PSFE. The 2022 AGM will be held for the purposes set forth in the accompanying Notice of 2022 Annual General Meeting of Shareholders of Paysafe Limited (“Notice”) and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice, approved form of proxy card and our 2021 Annual Report to Shareholders are being made available to shareholders as permitted by Bye-law 126 on or about April 14, 2022. These proxy materials are also available for viewing at and may be downloaded from www.proxydocs.com/PSFE.

The Board has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2022 AGM as being close of business (ET) on April 4, 2022 has been fixed as the record date (“Record Date”) for the 2022 AGM. Only holders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) on the Record Date are entitled to receive notice of and to vote at the 2022 AGM (including any postponement or adjournment(s) thereof). Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2022 AGM for each Common Share held by such Shareholder. On the Record Date, there were 725,130,721 Common Shares issued and outstanding that are entitled to vote.

At the 2022 AGM, two or more Shareholders present in person at the start of the 2022 AGM and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2022 AGM.

Adoption of proposal one, two and three as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the plurality vote of a majority of the votes cast at the 2022 AGM, in accordance with Bye-law 59. Adoption of proposal four as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the approval of a simple majority of the votes cast at the 2022 AGM.

Solicitation and Revocation

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS (“BOARD”). OUR BOARD HAS DESIGNATED THE PERSON NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. The person designated as a proxy serves as an executive officer of the Company.

Each Common Share represented by a properly executed proxy card that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2022 AGM. If no instructions are provided in a properly executed proxy card, it will be voted FOR the approval of the re-election of Mr. Bruce Lowthers as a Class I director of the Company (“Proposal One”), it will be voted FOR the approval of the re-election of Mr. James Murren as a Class I director of the Company (“Proposal Two”), it will be voted FOR the approval of the re-election of Mr. Jonathan Murphy as a Class I director of the Company (“Proposal Three”) and FOR the re-appointment of Deloitte & Touche LLP as auditor of the Company (“Proposal Four”). Any Shareholder who executes a proxy card may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Paysafe Limited, Century House, 25 Canada Square 27th Floor London, United Kingdom E14 5LQ, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy card, or (iii) voting in person at the 2022 AGM. Attendance at the 2022 AGM by a Shareholder who has executed and delivered a proxy card to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee no later than 2 business days prior to the 2022 AGM to ensure your Common Shares will be counted as voting at the 2022 AGM.

If within half an hour from the time appointed for the 2022 AGM a quorum of Shareholders is not present, then the 2022 AGM shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine.

The Company will bear the cost of solicitation of proxy votes but has not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, electronic mail or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares.

Summary of the 2022 Annual General Meeting

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy carefully before voting.

When		May 25. 2022, 11:30 a.m. eastern time
Where		Virtual webcast www.proxydocs.com/PSFE There is no physical location for the 2022 Annual General Meeting.
Items of business	Proposal 1	To approve the re-election of Bruce Lowthers as a Class I director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 2	To approve the re-election of James Murren as a Class I director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 3	To approve the re-election of Jonathan Murphy as a Class I director Vote required: affirmative vote of a plurality of the votes cast
Proposal 4

To approve the re-appointment of Deloitte & Touche LLP to act as our independent auditors for 2022 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for 2022

Vote required: affirmative vote of a majority of the votes cast

To transact any other business that may properly come before the meeting

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2021 will be laid before members at the 2022 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended) (the “Act”).

Attending the meeting		You must register to attend the meeting online and/or participate no later than 5:00 PM Eastern Time on Tuesday May 24, 2022 at www.proxydocs.com/PSFE
Record date		April 4, 2022

Voting

Proposal One:
Approval of the re-election of
Bruce Lowthers as a Class I director

At the 2022 AGM, Shareholders will be asked to approve the re-election of each of Messrs. Bruce Lowthers, James Murren and Jonathan Murphy, as our Class I directors. In accordance with our Bye-laws, one third of our Board is elected annually, on a staggered basis, with each director holding office until the annual general meeting of shareholders in the year in which such director’s term of office expires (except in the event of his or her death, resignation, removal or earlier termination of office). Our Board is divided into three classes, which are designated as Class I, Class II and Class III respectively. At each annual general meeting of shareholders, directors in the class whose term of office expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

As of May 1, 2022, our Class I directors will be Bruce Lowthers, James Murren and Jonathan Murphy, all of whom are seeking re-election at the 2022 AGM. Our Class II directors are Matthew Bryant, Mark Brooker, Dagmar Kollmann and Hilary Stewart-Jones, and their term of office expires at the 2023 annual general meeting of shareholders and our Class III directors are currently Daniel Henson, Anthony Jabbour, Eli Nagler and Peter Rutland, whose term of office expires at the 2024 annual general meeting of shareholders.

Proposal One seeks Shareholder approval FOR the re-election of Mr. Bruce Lowthers as a Class I director. If elected at the 2022 AGM, Mr. Lowthers will hold office until the 2025 annual general meeting of shareholders.

Biographical information relating to the directors and Mr. Lowthers is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Bruce Lowthers as a Class I director requires the affirmative vote of a plurality of the votes cast at the 2022 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. Bruce Lowthers. The Board notes that Mr. Lowthers has significant experience which qualifies him to be a director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Bruce Lowthers as a Class I director, as set forth in Proposal One.

Proposal Two:
Approval of the re-election of
James Murren as a Class I director

Proposal Two seeks Shareholder approval FOR the re-election of Mr. James Murren as a Class I director. If elected at the 2022 AGM, Mr. Murren will hold office until the 2025 annual general meeting of shareholders.

Biographical information relating to Mr. Murren is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Murren as a Class I director requires the affirmative vote of a plurality of the votes cast at the 2022 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. James Murren. The Board notes that Mr. Murren has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. James Murren as a Class I director, as set forth in Proposal Two.

Proposal Three:
Approval of the re-election of
Jonathan Murphy as a Class I director

Proposal Three seeks Shareholder approval FOR the re-election of Mr. Jonathan Murphy as a Class I director. If elected at the 2022 AGM, Mr. Murphy will hold office until the 2025 annual general meeting of shareholders.

Biographical information to Mr. Murphy is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Murphy as a Class I director requires the affirmative vote of a plurality of the votes cast at the 2022 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. Jonathan Murphy. The Board notes that Mr. Murphy has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Jonathan Murphy as a Class I director, as set forth in Proposal Three.

Directors

The following table sets forth the names and ages of our directors as of March 15, 2022, and summary biographies of each of our directors follow below. As previously announced, Philip McHugh, is stepping down as the Company’s Chief Executive Officer and Director by May 1, 2022.

Name	Age	Position
Daniel Henson	61	Chairman of the Board of Directors
Bruce Lowthers	57	Chief Executive Officer and Director (by May 1, 2022)
Mark Brooker	50	Director
Matthew Bryant	38	Director
Anthony Jabbour	54	Director
Dagmar Kollmann	57	Director
Jonathan Murphy	38	Director
James Murren	60	Director
Eli Nagler	36	Director
Peter Rutland	43	Director
Hilary Stewart-Jones	60	Director

Daniel Henson has served as a member of the Company Board since 2022. Mr. Henson currently serves as non-executive chairman of IntraFi Network (formerly Promontory Intrafinancial Network), a leading provider of deposit placement services operating in the Washington D.C. area. He also serves as a Director of Alight Solutions. Previously, Mr. Henson served as non-executive chairman of Tempo Holdings until its merger and subsequent listing as Alight Inc in July of 2021. He also served as non-executive chairman of Exeter Finance, a leading auto finance company headquartered in Irving, TX. Previously, Mr. Henson served as a Director of Healthcare Trust of America and OnDeck Capital. Mr. Henson worked with the General Electric Company for 29 years and held a variety of senior positions at GE and GE Capital, including Chief Marketing Officer of GE and Six Sigma Quality Leader at GE Capital. He also served as the CEO of a number of GE Capital’s financial services businesses in the U.S.

and internationally. Starting in 2008, Mr. Henson was responsible for all GE Capital commercial leasing and lending businesses in North America. From 2009 to 2015, Mr. Henson also oversaw capital markets activities at GE Capital and GE Capital’s industrial loan company bank in Utah. Mr. Henson holds a B.B.A. in Marketing from George Washington University.

Bruce Lowthers will become our Chief Executive Officer and a member of the Company Board by May 1, 2022. Before Paysafe, Mr. Lowthers, was President of Fidelity National Information Services Inc. (FIS) from March 2021 to January 2022. Prior to that, he served in various roles at FIS, including its President of Banking and Merchant Solutions from February 2020 to March 2021, President of Banking Solutions from May 2019 to January 2020, Operations Officer from January 2018 to April 2019, EVP and President of the FIS Payments Division from October 2014 to December 2017, Senior Vice President from August 2008 to September 2014 and General Manager and Senior Vice President from August 2007 to August 2008. Mr. Lowthers has been the Chairman Emeritus of P20 (also known as Payments 20), a global payments association, since May 2020 after serving as its Chairman from October 2017 to April 2020. Mr. Lowthers received his Bachelor of Science in Accounting from the University of Massachusetts Lowell.

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mark spent 17 years in investment banking working for the likes of Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mark also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of Findmypast, a leader in online genealogy, where he is Chairman; Future PLC, a global platform for specialist media and member of the FTSE250; Seedrs, a digital fund-raising platform for early-stage businesses and Heathrow Airport Holdings Limited, the company that runs London Heathrow Airport. He also recently served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021. Mr. Brooker holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

Matthew Bryant has served as a member of the Company Board since 2019. Mr. Bryant has served as a Managing Director at CVC since June 2019. Previously, he was an investor at Bain Capital from May 2009 until April 2019. Prior to that, he was a Senior Associate Consultant at L.E.K. Consulting. Mr. Bryant holds a master’s degree in Physics from the University of Oxford.

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour has served as the Chief Executive Officer of Black Knight, Inc. since April 2018 and has served as a director since May 2018. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet and its predecessors since February 2019. Prior to joining Black Knight, Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollmann has served as a member of the Company Board since 2021. Ms. Kollmann is Chairperson of Citigroup Global Markets Europe AG. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG, member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola Europacific Partners. Previously, she has been Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG, Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG, and a member of the Supervisory Boards of KfW-IPEX Bank GmbH and Bank Gutmann AG. Dagmar is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation. Its reports are published. Previously, Dagmar was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Dagmar worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership in the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.” Ms. Kollmann holds a Master Degree in Law from the University of Vienna.

Jonathan Murphy has served as a member of the Company Board since 2021. Mr. Murphy joined Blackstone in 2021 and is a Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. While at Francisco Partners, Mr. Murphy was involved in the firm’s investments in Civitas Learning, Dynamo Software, eFront Lucid works and Operative. Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

James J. Murren has served as a member of the Company Board since 2021. Mr. Murren was appointed to lead the Nevada COVID-19 Response, Relief and Recovery Task Force on March 22, 2020 by Governor Steve Sisolak. He served on the National Infrastructure Advisory Council from December of 2013 to September of 2020, and has been a member of the Board of Trustees for Howard University since 2016. Mr. Murren first joined MGM Resorts International in 1998 as the Chief Financial Officer and served as the former Chairman and CEO of MGM Resorts International from December 2008 to February 2020. He also served as Chairman of the American Gaming Association from 2014 to 2017 and was on the Board of Trustees of the Brookings Institution from 2011 to 2018. In 2003, Mr. Murren co-founded the Nevada Cancer Institute, which was the official cancer institute for the state of Nevada until 2013. Mr. Murren is also a founding contributor to Nevada’s first Fisher House which provides housing for military and Veterans’ families, which was founded in February of 2016. He also served as a member of the Business Roundtable, an association of CEOs of leading U.S. companies. Mr. Murren received his Bachelor of Arts from Trinity College.

Eli Nagler has served as a member of the Company Board since 2018. Eli Nagler is a Senior Managing Director in the Private Equity Group of Blackstone, where he focuses on investments in the Technology and Financial Services sectors. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Ellucian, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Sphera, Tradeweb, Viva Capital, Vivint, and Vivint Solar. He currently serves as a Director of Ellucian, IntraFi Network, Paysafe, and Sphera. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. Mr. Nagler received an AB magna cum laude from Harvard College and an MBA with distinction from Harvard Business School, where he graduated as a John L. Loeb Fellow. He is also a Term Member of the Council on Foreign Relations.

Peter Rutland has served as a member of the Company Board since 2017. Mr. Rutland joined CVC in 2007 and is Head of CVC’s Financial Services Group and a Managing Partner. Prior to joining CVC, he worked for Advent International and Goldman Sachs. Mr. Rutland holds an MA Degree from the University of Cambridge and an MBA from INSEAD.

Hilary Stewart-Jones has served as a member of the Company Board since 2021. Ms. Stewart-Jones is a practicing UK lawyer at Harris Hagan who has specialized in assisting gambling companies and associated businesses since 1995 both in house and in private practice. She headed sector teams as a partner at BLP and DLA UK LLP, where she was able to leverage an international network to help support the burgeoning multi-jurisdictional online gambling industry from 2000-2013. From 2013 to 2015 she sat on the board of Playtech PLC, the LSE Main Market listed software house, becoming Deputy Chairman in 2014. Ms. Stewart-Jones has maintained a solicitor’s practicing certificate for 33 years and continues to give legal advice to a wide portfolio of clients on a broad range of gambling related commercial and regulatory issues. She holds an LLB from Queen Mary College, London and an LLM from Queen Mary, Kings, UCL and LSE (London inter-collegiate). She also holds a Personal Management License from the Gambling Commission.

Proposal Four:
Approval of the re-appointment of Deloitte & Touche LLP to act as our independent auditors for the fiscal year ending December 31, 2022 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2022

At the 2022 AGM, Shareholders are asked to approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2022 and to authorize the Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2022.

Vote Required

Adoption of Proposal Four requires the affirmative vote of a majority of the votes cast at the 2022 AGM.

Our Board unanimously recommends a vote FOR the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2022 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2022, as set forth in Proposal Four.

Audited financial statements

The annual audited financial statements for the year ended December 31, 2021 are available at www.proxydocs.com/PSFE. In addition, they will be laid before Shareholders at the 2022 AGM in accordance with our Bye-laws and applicable law.

Other matters

Our Board is currently unaware of any other matters that may properly come before the 2022 AGM other than as set forth in the accompanying Notice and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy card which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2022 AGM.

Q&A about the Annual General Meeting

When and Where is the Annual General Meeting of Shareholders?
The 2022 Annual General Meeting of Shareholders (“2022 AGM”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda will be held over video conference link (as permitted by bye-law 53 of our further amended and restated bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 11:30 a.m. (ET) on Wednesday, May 25, 2022.

What am I Voting on and how does our Board recommend that I vote?
At the 2022 AGM, Shareholders of record are being asked to consider and if thought fit, approve Proposal One- To approve the re-election of Mr. Bruce Lowthers as a Class I director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Two- To approve the re-election of Mr. James Murren as a Class I director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Three- To approve the re-election of Mr. Jonathan Murphy as a Class I director.

The Board recommends voting FOR the proposal.

Shareholders of record are further being asked to consider and if thought fit approve Proposal Four- To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the year ending December 31, 2022 and to authorize our Board of Directors, acting through our Audit Committee to fix the remuneration of our independent auditors for the year ending December 31, 2022.

The Board recommends voting FOR the proposal.

Who may vote?
You may vote at the 2022 AGM and any postponement or adjournment thereof if you held Paysafe Limited Common Shares at the close of business (ET) on April 4, 2022, the record date for the meeting. Each Common Share is entitled to one vote.

Who is soliciting my vote?
Our Board is soliciting proxies to vote Common Shares at the 2022 AGM. In connection with this solicitation, we distributed information regarding the availability of proxy materials (“Proxy

Materials Notice”) to registered holders of our Common Shares on or about April 14, 2022. You may access the materials online by following the instructions in the Proxy Materials Notice.

Why did I receive a Proxy Materials Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?
As permitted under Bye-law 126, we provide information to our Shareholders by publication of an electronic record of such information on our website. We notify our Shareholders of the availability of such information by mailing them the Proxy Materials Notice. This saves time and costs to the Company, and is in line with our environmental commitments to reduce wastage.

How many votes are needed to approve each proposal?
Proposal One, Two and Three, the re-election of the Class I directors will be determined by a plurality of the votes cast, as required under Bye-law 59.

Proposal Four, the re-appointment of Deloitte & Touche LLP as auditor, and Board authorization to determine the remuneration of the auditor for the financial period ending 31 December 2022 will require the affirmative vote of a majority of the common shares of common shares voting at the 2022 AGM. Broker non-votes are not counted as either votes for or votes against a proposal.

Both Proposal One, Two, Three and Proposal Four will be voted on by a Poll with an authorized representative of Mediant, collating and counting the votes to determine whether the requisite majority has been met.

YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: P.O. BOX 8016, CARY, NC 27512-9903 INTERNET Go To: www.proxypush.com/PSFE Castyour vote online Have your Proxy Card ready Follow the simple instructions to record your vote PHONE Call 1-866-475-4930 Use any touch-tone telephone Have your ProxyCard ready Follow the simple recordedinstructions MAIL Mark, sign and date your Proxy Card Fold and return your Proxy Card in the postage-paid envelope provided You must register to attend the meeting online and/or participate no later than 5:00 PM Eastern Time on Tuesday May 24, 2022 at www.proxydocs.com/PSFEPaysafe Limited Annual General Meeting of Shareholders For Shareholders of record as of April 04, 2022 TIME: Wednesday, May 25, 2022 11:30 AM, Eastern Time PLACE: Virtual 2022 Annual General Meeting to held live via the Internet - Please visit www.proxydocs.com/PSFEfor more details. This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints Elliott Wiseman, (General Counsel, Chief Compliance Officer and Secretary) (the "Named Proxy") as the true and lawful proxy of the undersigned, with full power of substitution and revocation, and authorizes him to vote all the common shares of Paysafe Limited which the undersigned is entitled to vote at the 2022 Annual General Meeting ("2022 AGM") and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the 2022 AGM or any adjournment thereof, conferring authority upon such true and lawful proxy to vote in his discretion on such other matters as may properly come before the 2022 AGM and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS' RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In his discretion, the Named Proxy is authorized to vote upon such other matters that may properly come before the 2022 AGM or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxy cannot vote your shares unless you sign (on the reverse side) and return this proxy card. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Paysafe Limited 2022 Annual General Meeting of Shareholders Please make your marks like this: THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3 AND 4 PROPOSAL YOUR VOTE BOARD OF DIRECTORS RECOMMENDS To approve the re-election of Mr. Bruce Lowthers as a Class I director in accordance with the Paysafe Limited Bye-laws; To approve the re-election of Mr. James Murren as a Class I director in accordance with the Paysafe Limited Bye-laws; To approve the re-election of Mr. Jonathan Murphy as a Class I director in accordance with the Paysafe Limited Bye-laws; To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Paysafe Limited independent auditors for the fiscal year ending December 31, 2022 and to authorize the Paysafe Limited Board of Directors, acting through the Audit Committee, to fix the remuneration of such independent auditors for the fiscal year ending December 31, 2022. FOR FOR FOR FOR Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date AGAINST ABSTAIN

Paysafe P.O. BOX 8016, CARY, NC 27512-9903 Paysafe Limited Important Notice Regarding the Availability of Proxy Materials 2022 Annual General Meeting of Shareholders Meeting to be held on May 25, 2022 For Shareholders of record as of April 04, 2022 This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. To view the proxy materials, and to obtain directions to attend the meeting, go to: www.proxydocs.com/PSFE To vote your proxy while visiting this site, you will need the 12 digit control number in the box below. Under the bye-laws of Paysafe Limited and United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available to shareholders on the internet. For a convenient way to view proxy materials and VOTE go to www.proxydocs.com/PSFEHave the 12 digit control number located in the shaded box above available when you access the website and follow the instructions. If you want to receive a paper or e-mail copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for the 2022 Annual General Meeting, you must make this request on or before May 13, 2022. To order paper materials, use one of the following methods. INTERNET www.investorelections.com/PSFETELEPHONE (866) 648-8133 * E-MAIL paper@investorelections.com* If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located above) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material. Paysafe Limited Meeting Materials: Notice of 2022 Annual General Meeting and Proxy Statement & Annual Report on Form 20F Meeting Type: Date: Wednesday, May 25, 2022 Time: 11:30 AM, Eastern Time Place: Virtual 2022 Annual General Meeting to held live via the Internet - Please visit www.proxydocs.com/PSFE for more details. SEE REVERSE FOR FULL AGENDA OF 2022 ANNUAL GENERAL MEETING

Paysafe Limited Annual Meeting of Shareholders THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3 AND 4 PROPOSAL 1. To approve the re-election of Mr. Bruce Lowthers as a Class I director in accordance with the Paysafe Limited Bye-laws; 2. To approve the re-election of Mr. James Murren as a Class I director in accordance with the Paysafe Limited Bye-laws; 3. To approve the re-election of Mr. Jonathan Murphy as a Class I director in accordance with the Paysafe Limited Bye-laws; 4. To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Paysafe Limited independent auditors for the fiscal year ending December 31, 2022 and to authorize the Paysafe Limited Board of Directors, acting through the Audit Committee, to fix the remuneration of such independent auditors for the fiscal year ending December 31, 2022; and 5. The laying of the 2021 financial statements of the company before shareholders, in accordance with the provisions of the Companies Act 1981 (as amended). 6. To transact such other business as may properly be brought before the 2022 Annual General Meeting (including any postponement or adjournment(s) thereof).